Filed by Bite Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bite Acquisition Corp.

Commission File No.: 001-40055

Date: May 1, 2023

This filing relates to the proposed business combination between Bite Acquisition Corp. (the “Company”) and Above Food Corp. (“Above Food”) pursuant to the terms of that certain Business Combination Agreement, dated as of April 29, 2023, by and among the Company, Above Food, 2510169 Alberta Inc., an Alberta corporation (“TopCo”), and Above Merger Sub, Inc. (“Merger Sub”).

EMPLOYEE EMAIL

We launched Above Food Corp. (“Above Food”) with the mission to find healthier and more sustainable solutions to nourishing both ourselves and the Earth through the development of innovative ingredients and consumer products. Thanks to your hard work and dedication, we believe our company has become a leader in regenerative agriculture and sustainable food technologies, driving positive change across the industry and allowing millions of people around the globe to make healthier decisions around the food they eat.

Today, I am thrilled to share with you an exciting next step in the evolution of our business. This morning, we announced that Above Food is going public! We will be partnering with a publicly traded blank check company called Bite Acquisition Corp. (“Bite”). When the proposed business combination is complete, which we expect to be in the second half of 2023, we will have our own stock ticker symbol (“ABVE”) and the combined company will trade on the New York Stock Exchange.

So, why are we doing this and why now?

First, Bite is a special purpose acquisition company, formed to identify high-growth businesses like ours and help them transition to life as a publicly traded company. Bite’s team is comprised of veteran food, restaurant, consumer, and finance industry executives who have proven track records of successfully scaling businesses within their respective areas of expertise. Importantly, we believe they share our values, commitment to building a better, healthier world, and long-term vision of creating a more sustainable food value chain. We expect to benefit greatly from their leadership and support.

Second, today’s announcement positions Above Food to continue executing on our initiatives and capturing market share in what is a vast and expanding industry with numerous opportunities for growth. Specifically, we believe becoming a publicly traded company through a business combination with Bite will provide us access to capital to scale our business operations, invest in new products and innovation, expand our global distribution network, and identify complementary new products and brands that will help us drive positive change across the entire food chain.

Third, the decision to enter into this proposed business combination was the result of careful planning and consultation among Above Food’s management team and our Board of Directors to determine the best path to continue to grow and scale our business. We believe that this transaction is the right step forward for Above Food, particularly as the demand for sustainably produced food and plant-based alternatives continues to increase, driven by food insecurity and apparent fragility of the global food supply chain.

OK, now what does this mean for you?

It is business as usual at Above Food. There will be no changes in your day-to-day roles or responsibilities, benefits, and the like, and it is important that we continue to provide our customers and partners with the same high level of service and quality they have come to expect from us.

From a leadership perspective, nothing will change either. We’re committed to this mission and ushering in a better food future, so I will continue to serve as President, CEO and Chair, and our existing executive team, Tyler West, Donato Sferra, Martin Williams, and Jason Zhao, will remain in place following the close of the proposed transaction.

On a personal level, this is such an exciting milestone for our business and our mission. Growing Above Food into a public company has long been a goal of ours, and through this announcement, we are one step closer to realizing this goal and experiencing the many benefits that being publicly listed and joining forces with like-minded partners affords.

More than anything, know that we have an exciting road ahead of us. The proposed business combination is expected to close later this year, and we plan to continue to provide regular updates as this process progresses.

A few pieces of important housekeeping. Please note that because Bite Acquisition Corp. is a publicly traded company, you should not be transacting in securities of Bite while you are in possession of material, non-public information regarding Above Food. You could face serious criminal and civil penalties were you to do so. Additionally, if you’re contacted by anyone outside of Above Food regarding this transaction, including vendors, partners, media, industry analysts or investors, please direct them to our communications team via media@abovefood.com.

I recognize many of you will have questions about the future of Above Food. Rest assured we will be providing additional information later today and regularly updating you in the weeks and months ahead.

To that end, we will be holding an all-hands town hall later this morning (an invite for this has already been sent) to share more details about going public and address any questions you may have. Details on how to join will be shared via a calendar invitation shortly. I also encourage you to take time to read our press release here for further details.

I am grateful for all of your hard work and dedication to the evolution of Above Food that has led us to this moment. Thank you for your continued commitment to the important work we are doing to lead the way from seed to fork.

In gratitude and respect,

Lionel

President & Chief Executive Officer

Above Food Corp.

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EMPLOYEE FAQ

1.	What does this transaction mean to employees?

•	As you can imagine, this is such an exciting milestone for our business and our mission.

•	Growing Above Food Corp. into a public company has long been a goal of ours, and through this announcement, we are one step closer to realizing this goal and experiencing the many benefits that being publicly listed and joining forces with like-minded partners affords.

•	Our employees will continue to be a part of an organization that is well positioned to capitalize on the strong dynamics of the high-growth, plant-based market and macro tailwinds, including food insecurity concerns, supply chain disruptions, ESG and sustainability efforts, and plant-based adoption trends.

•	Through this proposed transaction, we expect our company to be well positioned to continue to deliver ingredients and food to our customers with traceability, qualifiable sustainability and superior nutrient density.

2.	What is going to change as a result of the transaction?

•	It is business as usual at Above Food Corp. and its subsidiaries (collectively “Above Food”).

•	There will be no changes in your day-to-day roles or responsibilities, benefits, and the like.

•	We will continue to provide our customers and partners with the same high level of service and quality they have come to expect from us.

3.	Who is Bite Acquisition Corp.? Why were they the attractive choice?

•	Bite Acquisition Corp. (“Bite”) is a special purpose acquisition company formed to identify high-growth businesses like ours and help them transition to life as a publicly-traded company.

•	Bite’s team is comprised of veteran food, restaurant, consumer, and finance industry executives who have proven track records of successfully scaling businesses within their respective areas of expertise. Importantly, we believe they share our values, commitment to building a better, healthier world, and long-term vision of creating a more sustainable food value chain.

•	We expect to benefit greatly from their leadership and support.

4.	Why is Above Food pursuing this now? What is the strategic rationale for this transaction?

•	We believe this proposed business combination will position Above Food to continue executing on our initiatives and capturing market share in what we believe is a vast and expanding industry with numerous opportunities for growth.

•	Specifically, we believe the proposed business combination with Bite and being public will give us access to capital to scale our business operations, invest in new products and innovation, expand our global distribution network, and identify complementary new products and brands that will help us drive positive change across the entire food chain.

•	The decision to enter into this proposed transaction was the result of careful planning and consultation among Above Food’s management team and our Board of Directors to determine the best path to continue to grow and scale our business.

•	We believe that this transaction is the right step forward for Above Food, particularly as the demand for sustainably produced food and plant-based alternatives continues to increase, driven by food insecurity and apparent fragility of the global food supply chain.

5.	Will employees or their families be able to buy shares now?

•	Federal securities laws prohibit trading on the basis of material non-public information, so you shouldn’t purchase or sell shares of Bite if you are in possession of material non-public information regarding Above Food or the transaction. We encourage you to consult your own legal and financial advisors if you have questions.

6.	Will stock options be offered as part of employee compensation packages/bonuses?

•	Post-closing, we expect to be able to offer stock-based incentives as part of our compensation packages.

•	No decisions have been made yet, and we will communicate with you once we have done so.

7.	Will my benefits change?

•	Employee benefits plans will not change as a result of this business combination.

8.	Will layoffs occur as a part of this transaction?

•	This announcement is about growth. We have no plans to change our business or reduce staff as a result of the transaction.

9.	Will our offices be moving?

•	No. There are no plans to relocate offices or employees.

•	Expansion of offices and locations will continue to be part of our ongoing business.

10.	Will there be changes to Above Food senior leadership?

•	There are no plans to adjust the makeup of our senior leadership team, although we will be adding new directors to the board.

•	Lionel Kambeitz will continue to serve as President, CEO and Chair and our existing executive team Martin Williams, Tyler West, Donato Sferra, and Jason Zhao will remain in place following the close of the proposed transaction.

11.	Where can I get additional information?

•	We encourage you to take time to read our press release and investor presentation, which are available on the Above Food investor relations page at https://abovefood.com/investors.

•	Additional information about the proposed transaction, including a copy of the business combination agreement, will be provided in a Current Report on Form 8-K to be filed by Bite with the Securities and Exchange Commission and is available on the on investor relations page at https://abovefood.com/investors/.

12.	What is going to happen to my options? Should I exercise them now? Are they options in Above Food or Bite Acquisition Corp?

•	Your options in Above Food will convert into options in the proposed Above Food/Bite Acquisition merged entity.

•	Whether you exercise your options now or later is up to you. However, no option exercises will be permitted during a blackout period commencing shortly before the closing of the transaction, which we will communicate as we near the closing date. For any employee looking to exercise options, you should consult with a tax advisor as there may be possible tax implications.

•	Your vesting schedules are unchanged.

13.	How much are my options worth?

An option is worth the difference between its strike price and the price the share can be sold at. When the proposed business combination is complete, there will be a public market for Above Food shares, and you will have access to a market to sell shares into. All shares issued, upon listing, will be generally restricted from trading for a period of up to 12 months following the closing of the proposed transaction. After this period, you will be able to sell your stock on the open market, so long as you are not in possession of material nonpublic information and subject to the other policies we will be putting in place in connection with becoming a publicly traded company.

14.	When is the deal expected to close?

•	The business combination is expected to close in the second half of 2023, and we will continue to provide regular updates as this process progresses.

•	Once the proposed transaction is complete, we will have our own stock ticker symbol (ABVE) and the combined company will trade on the New York Stock Exchange.

15.	What am I allowed to say to friends, family, or on social media?

•	We appreciate your excitement. You may share only company-approved, public announcements, such as the press release announcing the transaction, with friends, family and/or social media. Any social media posts should include a link to the announcement press release and should not include any puffery about the company or the transaction.

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Additional Information and Where to Find It

In connection with the proposed business combination and related transactions contemplated in connection therewith (the “Proposed Transaction”), TopCo intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) containing a preliminary proxy statement of the Company and prospectus of TopCo. After the Registration Statement is declared effective, the Company will mail a definitive proxy statement/prospectus relating to the Proposed Transaction to its stockholders. Company stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about the Company, Above Food, TopCo, Merger Sub and the Proposed Transaction. When available, the definitive proxy statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the Proposed Transaction.

The Company’s stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Bite Acquisition Corp., 30 West Street, No. 28F, New York, NY 10004, Attention: Alberto Ardura González or by email at alberto@biteacquisitioncorp.com.

Participants in Solicitation

The Company, Above Food, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the Company stockholders with respect to the Proposed Transaction. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K, filed with the SEC on March 31, 2023, which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Company stockholders in connection with the Proposed Transaction and other matters to be voted upon at its special meeting of stockholders will be set forth in the proxy statement/prospectus for the Proposed Transaction when available. Additional information regarding the interests of participants in the solicitation of proxies from the Company’s stockholders with respect to the Proposed Transaction will be contained in the proxy statement/prospectus for the Proposed Transaction when available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or events that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Above Food’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Above Food and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Proposed Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company, the expected benefits of the Proposed Transaction or that the approval of the stockholders of the Company or Above Food is not obtained, any of the other conditions to closing are not satisfied or that events or other circumstances give rise to the termination of the business combination agreement relating to the Proposed Transaction; (iii) changes to the structure of the Proposed Transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining the necessary regulatory approvals; (iv) the ability to meet stock exchange listing standards following the consummation of the Proposed Transaction; (v) the risk that the Proposed Transaction disrupts current plans and operations of Above Food as a result of the announcement and consummation of the Proposed Transaction; (vi) failure to realize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) costs related to the Proposed Transaction; (viii) changes in applicable law or regulations; (ix) risks relating to the uncertainty of the projected financial information with respect to Above Food; (x) the outcome of any legal proceedings that may be instituted against the Company or Above Food; (xi) the effects of competition on Above Food’s future business; (xii) the impact of the COVID-19 pandemic on Above Food’s business; (xiii) the ability of the Company or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Transaction or in the future; (xiv) the enforceability of Above Food’s intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others; (xv) Above Food’s ability to execute its planned acquisition strategy, including to successfully integrate completed acquisitions and realize anticipated synergies; and (xvi) those factors discussed under the heading “Risk Factors” in the Company’s final prospectus in connection with its initial public offering, as filed with the SEC on February 10, 2021, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023, and other documents filed, or to be filed, by the Company and/or Above Food (in case of Above Food, pursuant to the business combination agreement, through TopCo with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company nor Above Food presently know or that the Company or Above Food currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and Above Food’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company and Above Food anticipate that subsequent events and developments may cause the Company’s and Above Food’s assessments to change. However, while the Company and Above Food may elect to update these forward-looking statements at some point in the future, the Company and Above Food specifically disclaim any obligation to do so. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this communication is based on the estimates of Above Food and the Company’s management. Above Food and the Company obtained the industry, market and competitive position data used throughout this communication from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Above Food and the Company believe their estimates to be accurate as of the date of this communication. However, this information may prove to be inaccurate because of the method by which Above Food or the Company obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data and the voluntary nature of the data gathering process.

No Offer or Solicitation

This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This communication does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

No Assurances

There can be no assurance that the Proposed Transaction will be completed, nor can there be any assurance, if the Proposed Transaction is completed, that the potential benefits of combining the companies will be realized.